UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                               (Amendment No. 2)*

                            HUDSON CITY BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    443683107
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 443683107              SCHEDULE 13G/A                Page 2 of 6 Pages

1. NAMES OF REPORTING PERSONS:

   Employee Stock Ownership Plan Trust of Hudson City Savings Bank

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [ ]
   (see instructions)                                                    (b) [ ]
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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Hudson City Bancorp, Inc. incorporated in Delaware
   Employee Stock Ownership Plan Trust organized in New Jersey

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                      5. SOLE VOTING POWER
     NUMBER OF           0
      SHARES          ----------------------------------------------------------
   BENEFICIALLY       6. SHARED VOTING POWER
     OWNED BY            42,445,255
       EACH           ----------------------------------------------------------
    REPORTING         7. SOLE DISPOSITIVE POWER
   PERSON WITH           0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         42,445,255
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    42,445,255
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS) [ ]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.9% of 518,569,602 outstanding shares of common stock, par value $0.01 per share, as of December 31, 2007.
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12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    EP

CUSIP NO. 443683107              SCHEDULE 13G/A                Page 3 of 6 Pages

                          Statement for Schedule 13G/A

      This Amendment No. 2 to Schedule 13G provides information concerning shares of the common stock, par value $0.01 per share, ("Common Stock") of Hudson City Bancorp, Inc., a Delaware corporation ("Company"); these shares are beneficially owned by the Employee Stock Ownership Plan Trust of Hudson City Savings Bank ("ESOP Trust") under the terms of the Hudson City Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). The ESOP Trust is held in trust by a trustee, GreatBanc Trust Company ("Trustee").

      This Amendment No. 2 amends the initial statement that the ESOP Trust filed on Schedule 13G with the Securities and Exchange Commission on February 14, 2006, as amended by Amendment No. 1, filed on February 13, 2007.

Item 1(a).  Name of Issuer

      Hudson City Bancorp, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices

      West 80 Century Road
      Paramus, New Jersey 07652

Item 2(a).  Name of Person Filing

      Employee Stock Ownership Plan Trust of Hudson City Savings Bank

      Trustee:  GreatBanc Trust Company

Item 2(b).  Address or Principal Business Office, or, if None, Residence

      ESOP:        Hudson City Savings Bank
                   West 80 Century Road
                   Paramus, New Jersey 07652

      Trustee:     801 Warrenville Road Suite 500
                   Lisle, IL  60532

Item 2(c).  Citizenship

      U.S.A.

Item 2(d).  Title of Class of Securities

      Common stock, par value $0.01 per share

Item 2(e).  CUSIP No.

      443683107
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CUSIP NO. 443683107              SCHEDULE 13G/A                Page 4 of 6 Pages

Item 3. Classification of Person Filing, If Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c)

     (f) [x] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F)

Item 4. Ownership

      The ESOP Trust provides the following information with respect to the ESOP Trust's ownership of Common Stock of the Company as of December 31, 2007. None of the shares set forth below constitute shares the beneficial ownership of which the ESOP Trust had the right to acquire within 60 days following such date.

      (a) Amount Beneficially Owned                                   42,445,255
      (b) Percent of Class                                                  8.9%
      (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote                       0
          (ii)  shared power to vote or to direct the vote            42,445,255
          (iii) sole power to dispose or to direct disposition of              0
          (iv)  shared power to dispose or to direct disposition of   42,445,255

      The ESOP Trust forms part of the ESOP, an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their designated beneficiaries. The Company's Human Resources Committee ("Committee") administers the ESOP, and the ESOP's assets are held in trust by the Trustee in the ESOP Trust.

      On December 31, 2007, the ESOP Trust owned 42,445,255 shares of the Company's common stock, of which 7,806,606 of such shares had been allocated to individual accounts established for participating employees and their designated beneficiaries, and 34,638,649 of such shares were held, unallocated, for allocation in future years.

      The ESOP Trust, acting through the Trustee, has shared power to direct the disposition of the ESOP Trust's assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer (in which trust participants have dispositive power), but has voting power only in limited circumstances. Participating employees direct the voting of unallocated shares and shares allocated to their individual accounts, except in certain limited circumstances.

Item 5. Ownership of 5% or Less of a Class

        N/A

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CUSIP NO. 443683107              SCHEDULE 13G/A                Page 5 of 6 Pages

Item 6. Ownership of More than 5% on Behalf of Another Person

      Participating employees and their designated beneficiaries have some rights to receive dividends from the share of the 7,806,606 shares of Common Stock that is allocated to their accounts under the ESOP. Dividends in the form of stock are credited back to the originating account. Dividends in the form of cash are, at the direction of the Company, either credited back to the originating account, distributed to the account holder, or used to pay outstanding indebtedness incurred by the ESOP to acquire Common Stock.

Item 7. Identification and Classification of Acquiring Subsidiary

      N/A

Item 8. Identification and Classification of Members of the Group

      N/A

Item 9. Notice of Dissolution of Group

      N/A

Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 443683107              SCHEDULE 13G/A                Page 6 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         EMPLOYEE STOCK OWNERSHIP PLAN TRUST OF
                                                       HUDSON CITY SAVINGS BANK

                                                      January 29, 2008
                                            ------------------------------------
                                                           (Date)


                                          /s/ Patrick J. De Craene
                                  ----------------------------------------------
                                  Name:  Patrick J. De Craene
                                  Title: Vice President